September 6, 2017

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LBC Bioscience Inc. (the “Company” or “Issuer”) Registration Statement Form S-1/ Pre-Effective Amendment Three File No.: 333-217394

Dear Ms. Hayes:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement. The changes in this Amendment have been made to update information, including the interim financial statements, and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated August 30, 2017.

Prospectus Cover Page

1.	We have made the requested revisions.

Risk Factors

4. We are subject to numerous regulatory matters.

2.	We have made some revisions to the disclosure to clarify our position.

If you have any questions or require anything further, please feel free to contact me.

Business

3.	We have provided the requested disclosure.

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Regulations

4.	We have provided the requested disclosure by adding a descrition of IRS section 280E.

5.	Although we are not aware of any company that makes products similar to ours receiving any warning letter from the FDA, we have chosen to cease using gthe term “dietary supplement” for any of our products.

We have also gone over all Facebook and other social media sites of the Company and Lisa Nelson and have deleted or edited all postings that in any way say or claim anything about the benefits of a product sold by LBC. We will make no such postings in the future. The deleted and edited postings represent the personal beliefs of Lisa Nelson. However, none will be repeated in the future.

Sincerely,

/s/ Lisa Nelson

Lisa Nelson

President

cc: Frank J. Hariton

Office: 11529 N. 120th Street, Ste 1, Scottsdale AZ 85259- Office # 480-776-0281

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